EXHIBIT 21

REGISTRANT'S SUBSIDIARIES

The following table sets forth, at November 29, 2012, the Registrant's significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation

Beacon Sales Acquisition, Inc.	Delaware
Beacon Canada, Inc.	Delaware
Beacon Roofing Supply Canada Company	Nova Scotia